

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2018

Brian Lukow
President
All for One Media Corp.
236 Sarles Street
Mt. Kisco
New York, NY 10549

> **Re: All for One Media Corp.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2018**
> **File No. 333-225245**

Dear Mr. Lukow:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General, page 1

1. Given the size of the equity line financing transaction, we note that the transaction appears to be a primary offering rather than an indirect primary offering. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Alternatively, amend your registration statement to register no greater than one-third of your public float, excluding shares beneficially owned by your affiliates. In this regard it appears that shares owned by your directors and officers

and Crazy for the Boys, LLC may be shares owned by affiliates.

2. Please tell us how the convertible promissory note you issued to GHS Investments LLC is consistent with the accommodation for equity line "indirect primary offerings." We note your disclosure on page F-22 that on May 21, 2018 you issued a $16,500 convertible promissory note to GHS Investments LLC. Because the conversion price of the promissory note is based on a formula tied to the market price of your common stock and the note was entered into within six months of the signing of the equity line agreement, we view the convertible note as being part of the equity line transaction. The note holder's ability to determine the timing and pricing of common stock issuable upon conversion falls outside the allowable conditions for "indirect primary offerings" of equity line transactions. Any such convertible securities should be convertible at a fixed price that is not nominal, in order to fit within the accommodations for "indirect primary offerings" of equity line transactions.

3. Regarding the aforementioned 10% Convertible Promissory Note to GHS Investments LLC, please describe the terms of the note in your document, and confirm our understanding that you do not intend that the securities being registered will be issued in satisfaction of a debt obligation or by converting a promissory note. Further confirm to us that you have the ability to repay the indebtedness without recourse to the monies received or to be received under the equity line agreement. Tell us whether you entered into any other convertible promissory note arrangements with GHS Investments LLC and describe to us such arrangements. Explain to us whether you entered into any convertible note agreements with GHS Investments LLC, including the 10% Convertible Promissory Note or otherwise, as consideration for signing the equity line agreement.

4. In an appropriate place please disclose the total number of shares that may be issuable upon conversion of all notes held by GHS Investments LLC, based on the current market price

Risks Related to This Offering, page 13

5. Disclose the total number of shares that the investor may sell under the equity line agreement based on the current market price and ignoring any caps on the number of shares that the investor can own at any time.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure